[TEXT]


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MECKLERMEDIA CORPORATION
________________________________________________________________________
(Name of Issuer)

Common Stock, Par Value $.01 per share
________________________________________________________________________
(Title of Class of Securities)

584007 10 8
________________________________________________________________________
(CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








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CUSIP No. 584007 10 8                  SCHEDULE 13G
   Page 2 of 6 Pages
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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    ALAN M. MECKLER
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2.  Check the Appropriate Box if a Member of a Group* (a) / /
                                            (b) / /
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3.  SEC Use Only
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4.  Citizenship or Place of Organization

    U.S.
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                   5.   Sole Voting Power
                        2,250,186 (See Item 4(c)(i) for explanation)
                   -------------------------------------------------------------
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Number of Shares
                   6.   Shared Voting Power
Beneficially                 117,700   (See Item 4(c)(ii) for explanation)
                   -------------------------------------------------------------
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Owed by Each            7.   Sole Dispositive Power
                        3,481,855 (See Item 4(c)(iii) for explanation)
                   -------------------------------------------------------------
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Reporting Person
                   8.   Shared Dispositive Power
With                         398,500   (See Item 4(c)(iv) for explanation)
                   -------------------------------------------------------------
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,250,186
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10. Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                /X/
    Excludes 1,630,169 shares as to which beneficial ownership is disclaimed. (See Item 4(c) for description of shares as to which beneficial ownership is disclaimed.)
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11. Percent of Class Represented by Amount in Row 9
    26.49%
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12. Type of Reporting Person*
    IN

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CUSIP No. 584007 10 8                  SCHEDULE 13G
   Page 3 of 6 Pages
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Item 1 (a)    Name of Issuer:  Mecklermedia Corporation (the "Company").
Item 1(b)     Address of Issuer's Principal Executive Offices:
         20 Ketchum Street, Westport, Connecticut 06880.
Item 2(a)     Name of Person Filing:
         Alan M. Meckler ("Mr. Meckler").
Item 2(b)     Address or Principal Business Office or, if none, Residence:
         c/o Mecklermedia Corporation, 20 Ketchum Street, Westport, Connecticut 06880.
Item 2(c)     Citizenship:
         United States
Item 2(d)     Title of Class of Securities:
         Common Stock, par value $.01 per share ("Common Stock").
Item 2(e)     CUSIP Number:
         584007 10 8
Item 3 This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).
Item 4        Ownership
(a) Amount Beneficially Owned: 2,250,186
(b) Percent of Class: 26.49% of the Common Stock outstanding based upon 8,493,575 outstanding Shares as reported in the Company's Form 10-KSB for the fiscal year ended September 30, 1996 and filed with the Securities and Exchange Commission.








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CUSIP No. 584007 10 8                  SCHEDULE 13G
   Page 4 of 6 Pages
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(c) Number of Shares as to Which Such Person Has:
(i) Sole Power to Vote or Direct the Vote: 2,250,186 this number includes 2,110,320 Shares held by Mr. Meckler in his own name, 123,200 Shares issuable to Mr. Meckler upon exercise of stock options granted to him pursuant to the Company's 1993 Stock Option Plan and exerciseable within sixty (60) days of the date hereof and 16,666 Shares issuable to Mr. Meckler upon exercise of stock options granted to him pursuant to the Company's 1995 Stock Option Plan and exerciseable within sixty (60) days of the date hereof.
(ii) Shared Power to Vote or Direct the Vote: 117,700. This number reflects 117,700 Shares held by The Meckler Foundation, Inc. ("The Meckler Foundation"). Mr. Meckler, Alan B. Abramson ("Mr. Abramson") and Mr. Meckler's wife, Ellen L. Meckler ("Mrs. Meckler"), are all of the directors of The Meckler Foundation and share the power to vote the Shares held thereby. Mr. Meckler disclaims beneficial ownership of all of the Shares held by The Meckler Foundation.
(iii) Sole Power to Dispose or to Direct the Disposition of: 3,481,855. This number reflects 2,110,320 Shares held by Mr. Meckler in his own name, 123,200 Shares issuable to Mr. Meckler upon exercise of options granted to him pursuant to the Company's 1993 Stock Option Plan and exerciseable within sixty (60) days of the date hereof and 16,666 Shares issuable to Mr. Meckler upon exercise of options granted to him pursuant to the Company's 1995 Stock Option Plan and exerciseable within sixty (60) days of the date hereof. This number also reflects 996,993 Shares held by James S. Mulholland III ("Mr. Mulholland"); 7,270 Shares held by Mr. Mulholland as custodian for James S. Mulholland IV; 7,270 Shares held by Mr. Mulholland as custodian for Hilary G. Mulholland; 2,500 Shares held by Mr. Mulholland as custodian for Rosemary E. Mulholland; 750 Shares held by Mr. Mulholland as custodian for Robert W.K. Mulholland; 188,806 Shares held by Maria Mulholland Flatness; and 28,080 Shares held by Mr. Mulholland's father, James S. Mulholland, Jr., (collectively, the "Mulhollands"). Under certain circumstances, Mr. Meckler has sole power to dispose of any Shares now or hereafter held by any of the Mulhollands or by certain classes of future transferees who receive Shares from the Mulhollands (collectively, the "Mulholland Family") under a take-along right in favor of Mr. Meckler and certain classes of future transferees who receive Shares from Mr. Meckler (collectively, the "Meckler Family") pursuant to a certain Common Stock Purchase and Shareholders' Agreement dated as of August 2, 1993, by and among Meckler Corporation (the





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CUSIP No. 584007 10 8                  SCHEDULE 13G
   Page 5 of 6 Pages
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predecessor in interest to the Company), James S. Mulholland, Jr., James S.
Mulholland III and Mr. Meckler (the "Take-Along Right"). The Take-Along Right may be only be exercised if the Meckler Family transfers not less than 40% of the aggregate amount of Common Stock held by them. In such event, Mr. Meckler, the Meckler Family or the acquirer of such Common Stock has the right to require the Mulholland Family to transfer a like percentage of Common Stock held by them on the same terms and conditions as the Meckler Family. The Take-Along Right will terminate upon the earlier to occur of the February 18, 1999 or the date upon which the aggregate amount of Common Stock held by the Meckler Family is less than the aggregate amount of Common Stock held by the Mulholland Family. Except as set forth in this Item 4(c)(iii), the Take-Along Right does not restrict the ability of any member of the Mulholland Family to dispose of any Shares held by it. Mr. Meckler hereby disclaims beneficial ownership of any Shares held by the Mulholland Family.
(iv) Shared Power to Dispose or to Direct the Disposition of: 398,500. This number reflects 70,200 Shares held by each of four trusts established for the benefit of each of Naomi A. Meckler, Catherine S. Meckler, Caroline J. Meckler and John A. Meckler, respectively, each of whom is a child of Mr. Meckler (collectively, the "Meckler Trusts"). Mr. Meckler and Mr. Abramson are co-trustees of each of the Meckler Trusts and share dispositive power over the Shares held thereby. Mr. Meckler disclaims beneficial ownership of all of the Shares held by the Meckler Trusts. This number also reflects 117,700 Shares held by The Meckler Foundation, Inc. of which Mr. Meckler, Mr. Abramson and Mrs. Meckler are directors.

Item 5        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the
date thereof the             reporting person has ceased to be the beneficial
owner of more than five percent             of the class of securities, check
the following / /.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.
         Not applicable.








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CUSIP No. 584007 10 8                  SCHEDULE 13G
   Page 6 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security
         Being Reported by Parent Holding Company:

         Not applicable:
Item 8        Identification and Classification of Members of the Group:
         Not applicable.
Item 9        Notice of Dissolution of Group:
         Not applicable.
Item 10  Certification:
         Not applicable

SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:        February 13, 1997

By:      S/Alan M. Meckler
         --------------------------
         Alan M. Meckler